

WindowMirror Inc.
Annual Report 04.30.2018

5440 W. Berteau Suite 1
Chicago IL 60641

Corporate Background and General Overview

WindowMirror Inc. (the "Company"), is a corporation organized August 2014 under the laws of the State of Illinois. The Company is developing Butterfly, a person-centered content creation experience which includes software development, UX development, platform design, and back end development.

For the first three years of existence WindowMirror's main focus was to support person-centered care for Alzheimer's and other dementias, but in December 2017 we made a pivot and expanded our scope. It is now our intention to move from app to decentralized app as a hands free content creation platform.

As of December 31, 2017, the Company has not commenced planned principle operations nor generated revenue. The Company's activities since inception have consisted of formation activities and preparations to raise capital, develop prototypes, web design, legal, and travel related to development and investor relations and board acquisition. Once the Company commences its planned principle operations it will insure significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to execute the companies planned operations or failing to profitable operate the business.

Because our first regCF equity crowdfunding raise was not sufficient to meet our goals, WindowMirror intends on filing and raising through Regulation CF in 2018, open to non-accredited and accredited investors alike, beginning in May 2018.

About Butterfly

Butterfly is a new way to gather and save thoughts, memories, and feelings. Users will be able to keep their content private or share with designated parties across many platforms, via smart contract, all at the user's choice.

This isn't about social networking as much as it is about creating rich content, establishing origin and ownership, and adding creative value and refinement with bot-driven support to your virtual uniqueness within the Internet of Things (IoT).

Butterfly is a simple solution to an established problem: reducing the friction of taking an inspired thought and committing it to text. As a native Android and iOS experience, when the Butterfly app is on it's always listening. Using the wake words, "***Hey Butterfly!***" will engage speech-to-text experience.





Butterfly's speech-to-text will keep recording until the user issues the closing sentiment, "***Thanks Butterfly!***" to end the speech-to-text experience.

The Butterfly content management system (CMS) will then take user-generated content, in words, paying close attention to advancing a new aesthetic, doing the back-end heavy lifting to get user generated content to a refined space, rolled into a wall-style feed, time-stamped, easy to navigate, editable, enhanced through deep learning AI bots, and can push content into any platform a user chooses.

Using Natural language processing (NLP) algorithms with a focus on deep learning and sentiment analysis capabilities, developed internally and through our developer ecosystem of Bot and dApp innovations, Butterfly will be able to extract data that reflects a users wants and needs related to:

- Legacy stories, journalling, eduction and collaborative research
- Language assistants for writers and musicians
- Performance enhancement Bots and gamified dApps for athletes
- Personal improvement, person-centered care, mental well-being, prayer and mediation enhancement
- Intuitive palliative care bots that support the needs of persons living with incurable diseases, like Alzheimer's, cancer, and AIDS
- Distribution within user-reward-based social media platforms

The potential for user-generated data gathering, enhancement, ownership, and delivery will become one of the major drivers for scalability within the Butterfly ecosystem, driving social integration through sharing, personal legacy through recorded thought journaling, memory preservation, and a health component with 2 way feedback. We will build Alexa, Invoke, and Google Home Skills and other conversational UX actions, to make content creation easy and fun, while at the same time ensuring security and reliable frameworks within the ecosystem.

Value Proposition



Imagine being able to capture thoughts and feelings in an instant and share them anywhere you like. Now imaging those thoughts and feelings becoming part of your personal data profile, adding bio-metric data, essentially creating your virtual thumbprint, your unique data profile, which can be gathered and shared via smart contracts in an open exchange, a blockchain data store that other chains can query and access, all while remaining encrypted, safe, and decentralized.

The Butterfly protocol enables interoperability through cross-chain data transfer in order to create a user and developer collaborative ecosystem. This becomes an economy of scope with a social contract built on rich content.

For the user there are limitless use-cases that an individual can tap into and gather their personal data and the use-case scenarios can change as the user changes so the Butterfly experience is iterative and epoch driven, but a user's unique data thumbprint, it remains a testament to cultivation and refinement, to legacy.

This data can be memories for legacy, which appeals to the baby-boomer generation who are passionate about sharing their story for future generations.

This can be data related to health concerns and feelings, where users can peer into their data, and utilize a graphical, gamified AI interface to analyze and augment depression symptoms, PTSD, addiction, dementia, preventative health, whatever personal improvements a user seeks to explore and change.

This can be creative musings for artists, writers, filmmakers, and musicians, who want to gather story and ideas, look into and target assets that effectively speed up creative development.



This can be journaling for mothers and fathers, for teens, who want to keep a record of their lives, to look into their story, and explore the possibilities to grow their unique story in any way that feels appropriate.

This can be performance driven for athletes who seek to enhance their training experience.

This can be students who want to take a dynamic approach to learning, preparing, and conceiving ways to improve their curve.

This can be CEOs who are constantly growing and seeking relevancy wishing their space, for their team, and for their companies trajectory.

This can be an expert seeking to identify new assets that support the needs for their firm or company.

And while Evernote, Google, Keep, Microsoft OneNote, Quip, SimpleNote and others are already in the space, Butterfly is uniquely different by design. Butterfly is the place you create content, not note taking, to enhance, save, and share in any way you choose, which can include any of the above mentioned services.

We imagine the Butterfly ecosystem being a safe place to create content, off line first, to be shared later. We believe by providing the platform for long form content creation, be it feelings, memories, or creative, we are reverse engineering the short term "dopamine trigger effect" of social networking to net a positive dopamine trigger. Current use-case scenarios within the social networking landscape provide an immediate release through "likes and shares" which has created a culture of content gathering and sharing that is immediate, sensate, where in most cases users freely give this data away to the IoT. This phenomenon has evolved into a culture of sharing other peoples content, often times immediately, for the sake of relevancy, for the sake of likes.

As we learn from a recent report by David Ginsberg, Director of Research, and Moira Burke, Research Scientist at Facebook, *people spending more time on social media, many rightly wonder whether that time is good for us. Do people connect in meaningful ways online? Or are they simply consuming trivial updates and polarizing memes at the expense of time with loved ones? In general, when people spend a lot of time* **passively consuming** *information — reading but not interacting with people — they report feeling worse afterward. In one experiment, University of Michigan students randomly assigned to read Facebook for 10 minutes were in a worse mood at the end of the day than students assigned to post or talk to friends on Facebook. A study from UC San Diego and Yale found that people who clicked on about four times as many links as the average person, or who liked twice as many posts, reported worse mental health than average in a survey.*

On the other hand, actively interacting with people — especially sharing messages, posts and comments with close friends and reminiscing about past interactions — is linked to improvements in well-being. A study we conducted with Robert Kraut at Carnegie Mellon University found that people who sent or received more messages, comments and Timeline posts reported improvements in social support, depression and loneliness. Research and other academic literature suggests that it's about how you use social media that matters when it comes to your well-being.

So what if we decide to change that social contract? What if we decide that our content matters, first? That ownership of our data matters more than the sensate short term dopamine trigger effect? Can we hack into this phenomenon, deepen experience and engagement, refine our ideas, and contextualize more meaning, and by virtue a more valuable dopamine trigger? The answer is yes. And AI, deep learning, and the advent of the personal assistant will play a major role in this movement.

The advent of personal assistants like Echo, developed by Amazon Lab126, Google Home, and Microsoft's Invoke, have revolutionized how we interact with our devices through voice interaction. We've seen new ease of use in ordering on line, music playback, making to-do lists, setting alarms, streaming podcasts, playing audiobooks, and providing weather, traffic, and other real-time information, such as news and the ability to control several smart devices using Echo as a home automation system. We are inspired by this advancement and seek to extend the potential of a virtual assistant to become an extension of the user and to provide potential for users to propagate and own their personal data.

Every time we use our laptops and mobile devices we are sharing our data openly and this is no different with how our data is gathered through virtual assistants within a conversational UX. Every time we command an action, query, order, share, like, or blurb, we are creating and giving data to the IoT, which directly influences what we see and how we engage. But as a culture we care deeply about preserving and protecting our data. Pew Research found that controlling who has access to our data is "very important" to 74% of Americans.

The emergence of decentralized applications, known as dApps — a new form of applications based on blockchain technology — and Bots — autonomous agents that can independently make decisions based on inputs — offer a huge opportunity to establish an entirely new decentralized and secure market within the WindowMirror Butterfly ecosystem. These dApps and Bots operate autonomously, open and accessible to all.

dApps offer previously unimaginable imperviousness to any kind of central point of failure attacks. Carefully designed dApps fulfill exact requirements regarding user data privacy, availability and reliability that allow informational and monetary exchanges between users, creating an unprecedented level of security and trust available through open source code and consensus algorithms to perform critical functions. Projects in Ethereum have had success developing the dApps ecosystem that is already rapidly evolving. In the coming years, thousands of new dApps will appear and they will require a dedicated story-share ecosystem for monetization.

Butterfly will integrate Bots innovating multiple use-cases thriving in an ecosystem that inspires the creation of story, health and wellness, legacy, creativity, and fosters engagement. *NKTR* is the gas that fuels the WindowMirror Butterfly innovation ecosystem and virtual assistant, centered on user-generated content and data propagation.

The propagation of data creates a unique profile for each user related to how they choose to engage. While some data will live on the surface, shareable on Facebook or Twitter for example, via Proof of Existence quick contracts; other data that becomes part of your profile might need to be protected differently as it is sensitive or monetized Intellectual Property (IP), or Health IP.

WindowMirror's Butterfly aims to provide an ecosystem for a fair exchange of value between our content creators, who act as their own publishers, advertisers, person-centered care experts, story tellers, developers, — the list is as vast as deep learning potential. This will translate into a marketplace where users control which data they want to share and who has access to their personal information with market determined compensation.

While WindowMirror's Butterfly will be a native application of Android and iOS devices, we will also be web-based and Bot into other experiences, in collaborative ecosystem at the enterprise level, with majors like FaceBook, Apple, Google, and Amazon, and Microsoft to name a few. Butterfly will be a Skill, an Action, and integrate with all conversational UX systems. The greater partnership community potential is apparent in the value add within the virtual assistant/ conversational UX space.

Utilizing natural language processors (NLP), sentiment analysis algorithms, and bio-metric data though wearables, a user-generated data profile will be filled with valuable data for the user, for the ecosystem, and for data sharing, licensing, pooling, enhanced by Butterfly's open-source ecosystem-driven by app and bot creation.

Butterfly NEKTAR (N*K*TR) Coin Generation Event

WindowMirror will premine N*K*TR coins to be included in our SEC compliant preferred raise.

250 Million: Total Butterfly N*K*TR Supply, ever minted and mined.

50 Million NKTR *will be reserved prior to and sold later in line with business development of WindowMirror Butterfly Ecosystem and Technologies Network.*

Token name NE*K*TAR Token (N*K*TR) - *Subject to Change*

Blockchain SHA3 Keccak

Early-in	**Q2/Q3, 2018**
Pre-Token	**Q2/Q3, 2018**
Token sale	**Q2/Q3, 2018**

Soft Cap: $2,000,000

Hard Cap: $10,000,000

Option for early termination upon reaching $10 million (hard cap)

The Butterfly Ecosystem Token

NE*K*TAR Token (N*K*TR) - *Name Subject to Change*

Specification

WindowMirror's NE*K*TAR (N*K*TR) will use the NIST award winning SHA3 Keccak Hash Algorithm with and an off chain byzantine fault tolerant secure data feature, with a decentralized autonomous organization (DAO) protocol implementation.

Validation for Access

Users of the WindowMirror Butterfly network will need to possess some portion of a N*K*TR to access the network, as well as to deploy bots and interact with them. Users who do not possess any N*K*TR will not be able to access the network.

A user may make their bots available to a separate set of end users (such as participants in a chat room), but the user is responsible for any fees in N*K*TR charged.

Payment for Services

Users of the WindowMirror Butterfly network will be required to pay fees for services provided by the Butterfly network.

Examples fees include:

○ Pollen payments: unit of measure similar to Ethereum's Gas payments to network nodes in order to build and maintain new blocks on the Ethereum network.

○ N*K*TR-Node Payments: Proof of Stake/Proof of Give: Payments to the WindowMirror Butterfly network to pay for work done on the Butterfly network such as storing and processing data as well as coins being awarded by validators on the network.

○ Marketplace Sellers: Payment to marketplace sellers that provide access to a service on the Butterfly network

○ Operational Payments: Payment to the WindowMirror Butterfly administrators (ex: ElastiCache, Talla, Cryplets, Amazon, Azure, etc..) as a fee to pay for maintenance and upgrades to the Butterfly network

Database

In our current build, RedisCache will be used to store the data of blocks. Microsoft's Azure RedisCache, An in-memory–based, distributed caching service that provides a high-performance store typically used to offload non-transactional work from a database. The service improves the performance of web applications by allowing you to retrieve information from fast, managed, in-memory caches, instead of relying entirely on slower disk-based databases. We are also looking into data services from LMDB, Aerospike, DynamoDB, to name a few - deep research and vetting to find the the fasted, most reliable, and secure service for our ecosystem.

CryptoGraphic Hash Function   SHA3 Keccak

Encryption   SCHNORR

The SHA3 developed by **Team Keccak**. Why we like the SHA3 by Keccak is the very nature of its inception as an open call from The National Institute of Standards and Technology **NIST** to the cryptographic community for hash function proposals. Every submitted candidate algorithm had to contain a description, a design rationale and preliminary cryptanalysis. The authors of the 64 submissions included the majority of people active in open symmetric crypto research at the time. NIST solicited the symmetric crypto community for performing and publishing research in cryptanalysis, implementations, proofs and comparisons of the candidates and based its decision on the results. After a three-round process involving hundreds of people in the community for several years, NIST finally announced that Keccak was selected to become the SHA-3 standard.

Smart Contract

Building on top of the SHA3 we plan to utilize a smart contract infrastructure that will ensure several tiers of data security to best fit our users needs.

Tier 1 - Proof of Existence, Tier 2 - Walled Garden, Tier 3 - User generated Data and IP - All in a Proof of Stake model.

There are several models we are looking into to achieve both speed and security for smart contract transaction:

1. **Contract Code Execution**:

Ethereum pioneered this space and Enigma (ENG) runs on the Ethereum Network, but allows for much faster, more efficient, and more secure smart contract execution by performing certain actions off the blockchain, meaning execution of the smart contract doesn't occur on the blockchain itself. Enigma breaks up smart contacts into pieces, encrypting those pieces, distributed redundantly among Enigma nodes.

Code is executed both on the blockchain (public parts) and on Enigma (private or computationally intensive parts). Enigma's execution ensures both privacy and correctness, whereas a blockchain alone can only ensure the latter. Proofs of correct execution are stored on the blockchain and can be audited.

2. Proof of Stake:

In proof-of-work, which is the current ERC20 standard, miners compute puzzle answers that require money for equipment and electricity. In proof-of-stake, virtual miners, known as validators, commit money to the system - proof of stake system requires the user to show ownership of a certain number of cryptocurrency units, where blocks are said to be 'forged' or 'minted', not mined. Users who validate transactions and create new blocks in this system are referred to as forgers who receive transaction fees as rewards.

Cyptocurrencies that currently run the proof of stake system are BlackCoin, Lisk, Nxt and Peercoin, and Ethereum is rolling out their proof-of-stake platform, Casper. For a proof of stake method to work **Randomized block selection** and **Coin Age based selection** are two systems in place to select which user gets to forge the next valid block in the blockchain.

Proof of stake systems are more environmentally friendly and efficient, with electricity and hardware costs lower than mining in a proof of work system.

3. Proof of Authority:

Proof of Authority relies on validated nodes (authorities) to perform work and prove consensus -Akin to "Trusted Sellers" on marketplaces like EBay or Amazon.

4. Oracles:

An oracle, in the context of blockchains and smart contracts, is an agent that finds and verifies real-world occurrences and submits this information to a blockchain to be used by smart contracts. In basic terms, these function the same way as RSS feeds, but are used to validate smart contracts and leverage data on the blockchain.

5. Public Servers & Databases:

Data is fragmented, encrypted, and the pieces are stored across a multitude of devices being operated by private, independent users in exchange for the token being offered on the network. Siacoin (SC) is the best example of this use for blockchain technology. Storj (STORJ) is another reputable entrant in this market.

Licensing

Apache License, Version 2.0
Apache provides open source capabilities with protections allowing for the open source Butterfly developer community, individual users, and eventual health care entities.

Key System

Users will create new keys via Elliptic Curve Digital Signature Algorithm (ECDSA) key pair creation that will be added to their Butterfly Token Wallet. When added, using their first key, they will be able to permission and delete these keys with their private wallet key.

The currency of Butterfly, NE*K*TAR Token (N*K*TR) (**note: name is subject to change**), will initially be distributed in the form of an early-in pre-sale. Buyers may acquire BFT by transferring the defined sum of USD/Ether(ETH)/BitCoin(BTC) related to the early-in preferred investment arrangement. N*K*TR will be be notified when to download wallet, and N*K*TR will be seeded in acquirers wallet at that time.

The crowdsale will commence in Q3 2018, for a total of 62 Days, both pre-sale and DAICO, with an additional 53 day early-in preferred round. The crowdsale will be capped at 10 million USD with 50 million N*K*TR allocated of 250 million total supply. As soon as this amount is reached, the smart contract will stop accepting funds. At the end of the 30 day DAICO crowdfunding period, token transfers will be open to the token holders and to exchanges. Token transfers will not be allowed by the contract until then.

Projected Budget

○ 38% for Development. This covers employment costs and other costs directly related to the development teams

○ 15% for Admin. This includes costs associated with office rental and tools, non development related employees, and other business operations

○ 10% for Legal

○ 12% for Security. Trust in our system is key. We will allocate funds to ensure secure data storage, transfer of data, encryption,

○ 16% for Marketing. To expand adoption, funds will be deployed bringing in early adopters and foster a community of developers while engaging multiple use-cases that are direct users

○ 10% Cushion. Unexpected costs and price fluctuation. We will maintain this consistency for this fundraising round

Token Allocation



Stabilization

○ Node contacts and relationships for processing contracts, token flow, and computational distribution, paid out in N*K*TR

○ Partnerships in the ERC20 to utilize aspects of smart contract that we feel add value to our uniqueness in the space

○ College and University Engagement and engaging up-and-coming developers to build bots wishing the Butterfly ecosystem, through grants and contests with token awards

Bounty

○ Marketing, New Users, YouTube personalities, and experts on crypto and trading with be incentivized to share our story through N*K*TR bounty

Team

○ Developers, Advisors, Board, Founders will have a hold on N*K*TR tokens, releasing quarterly vested over two years, to ensure market stabilization and trust

Consultancy

○ BlockChain, Market, Legal, Government, Accounting to help with token launch and beyond

As we execute actions we will roll into new phases, each with specific targets and outcomes related to funding, development, growth, and scalability. Our code will be viewable on Github. Each milestone with be comprised of research, development, and execution, with the results published in iterative white paper.

Each phase will generate value without requiring the next phases to take place - the distributed system will always function and provide value. The roadmap will be updated as new developments and unforeseen events occur - agile, adaptable, dynamic.

The goal is to accomplish road map in 2 years after the token sale. The first phase will be finished and available by the token sale.

Team Member Tokens will be held for 6 months to ensure market stability.

In 2018 we will open an "Early-in" SEC compliant pre-sale wrapped in an open micro-round where first-in receive token value with a 50% bonus, equal to share commitment. Minimum purchase is 10,000 shares, preferred and 2000 shares, common under regulation CF. This will act as an open round with funds available to execute actions immediately, such as:

○ Re-branding and website redesign

○ WindowMirror Butterfly product development and iterative sprints to release

○ Outreach and potential partnerships in the Ethereum ecosystem and beyond

○ Marketing video/motion graphics/white paper refinement - on-going throughout

DISCLAIMER: The information set forth above related to Butterfly and N*K*TR may not be exhaustive and does not imply any elements of any contractual relationship. Its sole purpose is to provide relevant and reasonable information in order to determine whether to undertake a thorough analysis of the company with the intent of raising through Regulation A offerings (JOBS Act Title IV; known as Regulation A+). All relevant legal information will be contained in the Token Purchase Terms and the Token Purchase Agreement to be generated.

N*K*TR will be classified as an AltCoin with a unique Utility and Protocol. Pre-Sale of N*K*TR will happen through a preferred investment round and subject to certain restrictions under US security laws. Sale of N*K*TR related to the developed Butterfly platform and ecosystem has yet to be classified.

Employees

The Company has no employees other than its sole officer and director, as of the date hereof.

Legal Proceedings

There are no legal proceedings material to our business or financial condition pending and, to the best of our knowledge, there are no such legal proceedings contemplated or threatened.

Intellectual Property

WindowMirror Inc., owns designs and intellectual property related to Butterfly. It has a provisional patent filed in the United States..

Indebtedness

Other than customary debt which is reflected in our financial statements under accounts payable and accrued expenses, the Company has no indebtedness.

Previous Offerings

Between May, 2017 and November 7, 2017, we sold approximately 16,601 shares of common stock pursuant to Regulation CF, the proceeds of which have been used for development and general working capital.

Operating Risks

WindowMirror's success will depend on market acceptance of Butterfly, the Butterfly Decentralized app (products) and service offerings.

The success and growth of Butterfly will depend on the level of market acceptance of its application product and services provided through that proprietary platform. It may take longer than anticipated for WindowMirror to generate significant revenues. It may also be necessary for WindowMirror to spend significant time and resources promoting market acceptance of its offerings. WindowMirror may expend substantial funds and management effort with no assurance that revenue bearing agreements will result.

WindowMirror will need additional financing to meet its capital requirements and execute on its business strategy.

WindowMirror will need significant financing to continue developing and commercializing its products and services. Subject to the minimum amount raised in 2017, with only 16,601 shares allocated, the Company cannot be certain as to how many of the Seed Round Shares offered in 2018 will be sold. Depending upon the timing and amount of revenue growth and the amount raised in this next Offering, the Company will likely need to raise funds in addition, until it reaches its projected breakeven point and an adequate working capital reserve. Unanticipated events may increase the amount of funding needed by the Company. In addition, as WindowMirror has no revenue history and has not yet finished the development of the application that will generate revenues for the Company. Therefore, it is difficult for the Company to predict when it may achieve a breakeven point and additional financing may be needed if the Company cannot achieve a breakeven point as projected. There can be no assurance that the Company will be able to raise all of the funds it is targeting for developing its business. If WindowMirror cannot raise necessary funds, the Company may not be able to expand its operations, develop its technology, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements, which could negatively impact WindowMirror's business, operating results and financial condition. A failure to raise capital when needed may also force the Company to curtail or cease its operations.

The loss of the services of WindowMirror's key employees and consultants has had material adverse effect on its business.

WindowMirror is highly dependent on the principal members of its management and development staff, including Sean Fahey, its Chief Executive Officer. The turnover of developers in 2017 caused a lag in efforts and barriers to synergy on use-case and design; many of the turn-over scenarios was due to lack of funding and all were amicable and in good faith. WindowMirror has partnered with new members for an exciting 2018 including Robert Wafle -Principal Blockchain/Data Strategist, Dylan Fahey -Principal Back End Data Architect, and Joe Marcello -Board of Directors, as well as Dr. Jill Green, Joseph Dauenhauer and Michael Hughes who are key Advisors. The Company does not currently hold key person life insurance policies on the lives of management. WindowMirror's future success will also depend on continued relationships with its advisory board, healthcare, government, and insurance industry contacts including the scientific community. The Company needs to continue to develop collaboration with healthcare, industry and government partners, and build on its ability to identify, hire and connect with key influencers in the dementia, Alzheimer's and eldercare space. The loss of key personnel, or the failure to attract the appropriate personnel and partners, through our experience will have a material adverse effect on WindowMirror's business, financial condition and results of operations and on the value of the Company's securities.

WindowMirror's revenues will be derived primarily through Subscription as a Service. Revenues may fluctuate substantially due to possible development delays, and general acceptance/ utilization in the marketplace.

WindowMirror expects that its revenues in the foreseeable future will be derived primarily from its subscribers in the short term, and by professional healthcare providers in the longer term. Operating results may fluctuate substantially due to delays in development and user engagement. These delays can be caused by many factors including prolonged development, testing and procurement timeframes, market penetration, sales, and budget reductions, and changes in healthcare priorities.

WindowMirror has a limited operating history and no history of revenues or profits.

WindowMirror has a limited operating history upon which to base an evaluation of its performance and prospects. WindowMirror was formed in March 2014 as a startup with aspirations to help support Alzheimer's patients and their caregivers in a more effective and personal way. WindowMirror, has never earned a profit, and has had no revenues.

WindowMirror faces all of the risks common to companies in the early stages of business development, including: undercapitalization; cash shortages; high capital expenditures; an unproven business expansion model; and difficulties in managing rapid growth. WindowMirror's ability to fully and successfully implement its business plan is subject to uncertainties and contingencies beyond WindowMirror's control. WindowMirror's failure to address any of these risks would likely have a material adverse effect on WindowMirror's business, financial condition and results of operations and on the value of its equity securities. No assurance can be given that the Company will ever be able to operate profitably.

WindowMirror will face significant competition in its markets.

Competitive sources of mobile and conversational UX application technology exist in a broad spectrum and new entrants will enter the market to develop technology and services that compete directly with WindowMirror's Butterfly, as a traditional app, and its products and services. Considering extensive research efforts, rapid technological progress, and intense competition, success will be dependent on engaging the target market in an effective way. Current and future competitors may have substantially greater financial, technological, research and development, marketing and sales, and personnel resources than the WindowMirror. In addition, new technologies and the expansion of existing technologies may increase competitive pressures on WindowMirror and its management. Increased competition may result in reduced revenues and operating margins for the Company.

The sales cycle for WindowMirror's services and products can be lengthy and uncertain.

The typical sales cycle for WindowMirror's Butterfly services is relatively unknown.

Multiple factors beyond WindowMirror's control can delay application download, however WindowMirror would like to be top of mind in the emerging decentralized application marketplace and have a strong go-to-market strategy. Delays in contract closure or contract execution on B2B, C2B, governmental or institutional transactions or licensing can materially and adversely impact WindowMirror's operating results.

WindowMirror's products and services may involve liability exposure.

WindowMirror's Butterfly products and services involve sophisticated technology. Product or service defects could result in product liability exposure for WindowMirror, including potential claims for consequential damages. This liability may exceed applicable insurance limits and coverages obtained by and/or available to WindowMirror.

WindowMirror may experience pricing pressure that adversely impacts its operating results.

WindowMirror may experience pressure to price its products and services at levels that limit its profit margins. If WindowMirror cannot reduce product or service costs to sustain profit margins or if demand does not develop to offset these pricing pressures, WindowMirror's revenues and profit margins from the projected sale of its products or services may be less than expected.

If WindowMirror is unable to manage its growth effectively, it will incur additional operating expenses and its operating results will suffer.

WindowMirror intends to significantly expand its footprint and operations over the next several years both domestically and internationally. This growth will place a strain on WindowMirror's management systems and operational resources.

As demand for WindowMirror's services grows, it will need to expand its design and servicing capabilities, as well as its sales, marketing and technical support. WindowMirror will also need to improve its financial and managerial controls, reporting systems and procedures. The complexities of its products and services and the rapidly evolving markets it serves will require a high level of management effectiveness in managing the expansion of WindowMirror's operations. If WindowMirror is unable to manage its growth effectively, it will incur additional expenses which will cause its operating results to suffer.

WindowMirror may be subject to expanded government sector regulation in the longer run.

The forecasted growth in the decentralized technology space, and the larger cryptocurrency economy is subject to regulation and discovery changes. The issue already has the attention of domestic and international governments as it will be an economic benefit or burden depending on rulings and outcomes. Data security is a priority for WindowMirror and is part of our core development, to ensure peer-to-peer exchange of user generated IP. The data collection from WindowMirror will not only be invaluable for research, it will be scalable for patients and their caregivers, artists, CEOs, professors, doctors, youth, and more. The Company may become involved or subject to additional governmental regulation and reporting which will require additional resources, expenditures and infrastructure related to data security and transfer methods, including HIPAA compliance.

WindowMirror's market demand and operating results may suffer if it does not continue to advance its products as technology advances.

WindowMirror expects that the market for its products will be characterized by rapidly changing technology and new product introductions. WindowMirror's success will depend, in part, upon its continued ability to provide easy-to-use product enhancement with the advanced technological qualities desired by its target customers, including those with cognitive impairments, to enhance and expand its existing product offerings and to develop in a timely manner new products that achieve market acceptance. In addition, current competitors or new market entrants may develop new products with features that could adversely affect the competitive position of WindowMirror's products.

WindowMirror will depend on its patents and other proprietary rights. WindowMirror's success will depend, in part, on its ability to obtain and maintain United States and foreign patents for its technology and to protect its other intellectual property rights, including know-how, computer software programs and other proprietary information. Moving forward WindowMirror intends on creating Proof-of-Existence and Proof-of-Origin as a function of blockchain technology. We will perform this transaction via Po.et, for protection of our original IP. We believe that the sum of Patent, Trademark, and Proof-of-Existence and Proof-of-Origin efforts will ensure IP protection.

WindowMirror may be subject to litigation and other claims related to its intellectual property that could be costly and disrupt its business.

WindowMirror's technology may be subject to claims that it infringes the patents or proprietary rights of others.

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The technology industry has been characterized by extensive litigation regarding patents and other intellectual property rights, and companies in this industry have employed intellectual property litigation as a strategy to gain a competitive advantage. There can be no assurance that WindowMirror will not in the future become subject to patent infringement claims and litigation or interference proceedings declared by the U.S. Patent and Trademark Office to determine the priority of inventions. The defense and prosecution of intellectual property suits, U.S. Patent and Trademark Office interference proceedings and related legal and administrative proceedings are both costly and time consuming. Litigation may be necessary to enforce patents issued to or licensed to Window Mirror, to protect WindowMirror's trade secrets or know-how or to determine the enforceability, scope and validity of the proprietary rights of others.

Although there are currently no pending infringement claims or lawsuits against WindowMirror, there can be no assurance that claims will not be asserted in the future or that such assertions, if proven to be true, will not have a material adverse effect on the WindowMirror's business, financial condition and results of operations. Any litigation or interference proceedings involving WindowMirror will result in substantial expenses to WindowMirror and significant diversion of resources by Window Mirror's technical and management personnel.

An adverse determination in litigation or interference proceedings to which WindowMirror may become a party could subject WindowMirror to significant liabilities to third parties or require WindowMirror to seek licenses from third parties, which could involve substantial costs and include ongoing royalties. Adverse determinations in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent WindowMirror from marketing its services, which would have a material adverse effect on WindowMirror's business, financial condition and results of operations.

REGULATORY INFORMATION

Compliance failure

WindowMirror is in compliance with Reg CF

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Currently there are no known regulations for developing a decentralized platform such as WindowMirror's Butterfly, except the usual user agreement, with stipulations involving product usage, data collection and privacy. There are regulations for developing a decentralized platform we will follow, related to the creation of our cryptocurrency and economy that will run the decentralized platform, like the Simple Agreement for Future Tokens (SAFT) and SEC filings related to Reg CF, which we will employ in 2018. The platform will interact with regulated spaces and the WindowMirror team is cognizant of that. Regulations involving phone services, privacy, data sharing, and a host of other regulations that could come into play.

Disqualification

The offering price of the Seed Round Stock Shares has been determined by WindowMirror and its existing management. The price of Seed Round Stock Shares bears no inherent relationship to WindowMirror's assets, book value, net worth, cash flow or any other recognized criteria of value. WindowMirror does not make any representation about the value of the Seed Round Stock Shares offered hereby. Among the factors considered in determining the offering price were the prospects for WindowMirror and for the business in which WindowMirror operates and WindowMirror's capital requirements.

Annual reports

WindowMirror has furnished to the Purchasers the unaudited balance sheet of the Company as of December 31, 2017 ("Balance Sheet") as well as December 31, 2016/15 ("Balance Sheet") and the projections of income, stockholders' equity and cash flow of the Company. Since the date of the Balance Sheet, there has been no material adverse change in the business of the Company. The Company has disclosed to Purchasers that it has had limited financial activities as a start-up company, and has provided a Use of Proceeds Statement and other financial information. WindowMirror will make the annual report available on the Company website.

Operating Results And Capital Resources

In 2017, WindowMirror successfully raised capital and allocated 16,601 shares of WindowMirror stock to contributors. We do not anticipate launching Butterfly as a Subscription as Service until we complete the final design and development and release a free beta version on the Google Play and App Stores. We anticipate SaaS occurring end of Q3, 2018. Based on our forecast, and the success of a continued Form CF raise in Q2/Q3 we believe we can operate our business through December 2019, without revenue generation.

For the years ended December 31, 2017 and December 31, 2016, our consolidated operating expenses were respectively, $38,202 and $7,302.29, and our consolidated net loss was respectively, $38,202 and $7,302.29.

To date, we have funded our operations primarily with the subscription proceeds from the Company's principal stockholders, funds raised into our wholly owned subsidiary, and funds raised in our Regulation CF Offering. We will need to raise a substantial amount of additional capital in 2018 to ensure a successful launch and scalability.

Plan of Operations

WindowMirror plans to invest in the further development of the Butterfly app, Butterfly decentralized application, and the N*K*TR AltCoin generation and economy in several iterative steps in 2018 as follows:

UPDATES RELATED TO SCOPE OF WORK (SOW)

I - DEV SPRINT 1.2 (3 weeks) May 3-18
   • **Align on features targeted for beta refinement**
- backend features most important
- run on the real server vs. test server - Django - get it running on NJNYX
- save the audio off phone - cloud solution
- an azure transcription solution -
- finesse wake work and closing sentiment-

   • **Prioritize features for beta - UI**
- Fix test box - easy to edit - easy to share
- resize logo
- skin on screen
- fading gradient color tabs in the scroll window

   • **Artificial Intelligence Bot Development**
- implement Grammarly -
- basic NLP bot -
- basic sentiment analysis bot -
- Viewable analytics screen and gamification

   • **Assess the value of SOW deliverables related to AI**

II - PILOT (1-week) May 19--25

III - 2nd Refine SPRINT (1-week) May 28 - June 1, 2018
Address any items and features that come up from our test group

Implement two new AI functions

IV - 2nd PILOT (1-week) June 2-8
Address any items and features that come up from our test group

Refine new AI functions

V - SHA-3 Testnet Dev/Launch (3-weeks) June 11-29, 2018
Implement proof-of-stake mining protocol running SHA—3 Keccak Hash Algorithm. Integrate Byzantine Fault Tolerant off chain implementation. Integrate Decentralized Autonomous Organization (DAO) Governance. Integrate software for API calls, and accepted decentralized data storage for integration for NE*K*TAR.

VI - TESTNET-PILOT (1-week) July 3–6, 2018
Validate proof-of-stake mining ecosystem where NODES stake NEKTAR, validate and approve blocks, run API calls, and accept decentralized data storage for NEKTAR.

2018:

Q2   - Deliver Butterfly App (end of Q2/Start Q3)
This is a centralized app, free download, we start scaling and creating marketing vignettes on product

Q3   - Launch Testnet for N*K*TR (July)
        - Audit Testnet
        - Premine (50-90 Million N*K*TR - TBD on amt.)
This is an opportunity to start testing with AtomMiners in a proof of stake model run on a DAO, with software for processing API calls, and decentralized data storage implementation
Q4   - Offer Monthly Subscriptions for Butterfly App
        - Pre-sale of N*K*TR Preferred Round

2019:

Q1   -Launch Collid[r]scope Bot Market
An open invite to any AI bot devs to create plug and play low-level AI with endless use case potential in a decentralized marketplace.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT TEAM MEMBERS

Sean Patrick Fahey
Founder/CEO

Cognitive design, UX/UI, predictive models, filmmaker, and activist. BA in film from Columbia, Chicago, and a background in finance/economics from University of Illinois. Director of branded content repped by Bow & Arrow, with clients including IBM, FaceBook, Budweiser, Goose Island, Hyundai, and others, working with agencies Leo Burnett, BBDO, DraftFCB, and AKQA, to name a few. As a tech innovator, Sean has been innovating and developing WindowMirror's Butterfly for two years focused on global engagement and ecosystem. Sean travels and speaks in the health/wellness aging in place circle, specific to dementia, and has been a panel participant and thought leader for AARP's dementia technology and innovation forums. Sean also leads 1-Million Cups of Coffee discussions around the country, sharing the WindowMirror vision and inspiring developers and entrepreneurs. Sean is an avid runner, yoga enthusiast, and proud father of two beautiful daughters.

Joseph Marcello
Board of Directors

A multi disciplinary consultant specializing in Financial Advisement, Corporate/Personal Tax Preparation, Film Production, Legal Investigations, Billing, Team/Project Leadership, B2B Sales, Research Analytics, IT, Contract Negotiation, Risk Management, Company Payroll Infrastructure, International Business Strategist. Joe is not a full time employee of WindowMirror.

Jill Green, MD
Board of Advisors

After completing degrees in both Finance and Economics at University of Illinois, Dr. Green worked in investment banking mergers and acquisitions in New York City. She then went on to earn a Doctor of Medicine at Loyola University Stritch School of Medicine. Dr. Green is the owner at MedLogic Primary Care, a Direct Primary Care (DPC) practice in Illinois and Wisconsin. She also works as an Emergency Medicine Physician at Lovell FHCC VA and a Hospitalist in Wisconsn. She takes avid interest cyptocurrency investing as well. Dr. Green is not a full time employee of WindowMirror.

Jonathan Ozeran
Board of Advisors

Jonathan is a product designer, software engineer, team builder and mobile technology evangelist who enjoys contributing to the growth of the Chicago startup community. His consumer-facing mobile apps have reached hundreds of thousands of users and have been featured by Apple in their App Store as well as on devices in their retail stores. His enterprise-facing web platforms and mobile apps have made an impact on a number of industries and have been used by tens of thousands of business users spanning campus recruiting, automotive, energy, aviation, healthcare, mobile commerce and security. Jonathan is not a full time employee of WindowMirror.

Dr. Richard Fenker
Board of Advisors

Dr. Fenker is an Emeritus Professor of Psychology, author, photographer and inventor who specializes in the design of complex forecasting systems. His work and interests span many disciplines but he is best known as a teacher/researcher in sport psychology, fine art photography, retail forecasting and human consciousness. Richard is not a full time employee of WindowMirror.

Michael Hughes
Board of Advisors

Mr. Hughes is current VP of Strategic Development at Senior Helpers, and was Principal with Mitchell-Lowey LLC. An expert in the U.S. aging space with focus on health and technology, he specializes in business development and marketing, creating value-driven programs in the aging, health care, and health innovation space, centered on scaling program impact through the development of strong partnerships and coalitions, creating shared value for all involved. Michael is not a full time employee of WindowMirror.

Sandy Halperin
Board of Advisors

Sandy works with the US Department of Health and Human Services and the National Institute of Health as part of the National Alzheimer's Project act council. Sandy Halperin is currently featured on CNN's story about his life, which was produced by Sanjay Gupta and is the recipient of this year's Proxmire award for persons showing extraordinary leadership in the quest to improve the lives of those touched by Alzheimer's. Sandy is not a full time employee of WindowMirror.

Brian LeBlanc
Board of Advisors
Alzheimer's Association Advisement / International Dementia Advocate at Various Dementia Non-Profits and works at International Dementia Advocate / Board Member at Dementia Alliance International and Dementia Advocate / KeynoteSpeaker / Board Member at Covenant Care. Brian is not a full time employee of WindowMirror.

Karen Love
Board of Advisors
Founder of consumer advocacy and education organization CCAL that champions person-centered living and care practices. Co-Founder of The Dementia Action Alliance, which is charged to improve lives of people who are living with dementia and for those who care for them by mobilizing the caring power of people, organizations, and communities across the country to advance improvements and change in dementia care. Certificate Gerontology, The George Washington University. Karen is not a full time employee of WindowMirror.

Joseph Dauenhauer
Board of Advisors
Cryptocurrency Investor and Evangelist. Strategic Advisor to Centareum. International trader, Real Estate Investor

Fadi Rustom
Managing Partner, Hall, Rustom, & Fritz LLC
Corporate law, transactional law, mergers & acquisitions, new ventures, ICO, and start-up. Fadi is not a full time employee of WindowMirror.

PRINCIPAL SECURITY HOLDERS

Sean Fahey	95%
Bob and Kata Nichols	3.75%
Lauren Halperin	0.625%
Karen Halperin	0.625%

Nichols – Exercise of conversion option of Convertible Note for $25,000, and agreement for acceptance of "preferred return" of $17,500 ($25,000 less $7,500) for offset of 7,500 additional Common Shares Pre-Seed. At time of Pre-seed, 37,500 Common Shares represent ownership of 3.75% of the Company.

Current other shares breakdown are as follows:

Sean P. Fahey
WindowMirror Inc.
950,000 Shares

Lauren Rebecca Halperin
Cumming, GA 30040
6,250 Shares

Karen Rebecca Halperin
Tallahassee, FL 32308
6,250 Shares

TOTAL   962,500 Shares

There are vesting shares for Advisors and Board of Directors that are in the process of negotiating as well as shares reserved to be converted.

RELATED PARTY TRANSACTIONS

Sean Fahey serves as WindowMirror's Chief Executive Officer and upon closing of the next round of funding will receive a salary of $84,000 per year. Dylan Fahey and Robert Wafle, Chief Developers and Team Leaders, work for the Company as independent contractors and receive compensation based upon the independent contractor and services agreements related to their respective positions. Their fees as well as other consultants working on his team, are paid through the services agreement between the Company and each individual on a contractual freelance basis. These expenditures are set forth in the Use of Proceeds statement. Upon Closing, Prometheus Capital, LLC is entitled to be compensated based upon a percentage of the funds raised in this Offering. Such expenditure is set forth in the Use of Proceeds Statement. Upon Closing, Thomas V. Canepa PC, as legal counsel to WindowMirror, is scheduled to receive payment for past services and a retainer for additional services set forth in the Use of Proceeds and Business Plan. (See Appendix B). Please note, WindowMirror may seek action against Prometheus Capital, LLC and Thomas V. Canepa PC, respectively for breach of contractual obligations.

OUR SECURITIES

<u>Capitalization</u>

Set forth below is the Company's projected fully diluted capitalization, as adjusted to reflect the sale of all shares of Seed Round preferred stock proposed to be offered in this financing:

	Shares	Ownership %	Type
Founders / Common	1,000,000	80%	Common
Seed Round Investors	250,000	20%	Preferred Stock
Total	1,250,000	100%	

The Company proposes a private offering of shares of Seed Round convertible preferred stock and common stock pursuant to regulation CF, to a limited number of "accredited" and "non-accredited" investors on the following terms:

Number of Preferred Shares:	250,000
Price Per Seed Round Share:	Two Dollars ($2) per Share (the "Original Purchase Price"). The Original Purchase Price represents a post-money valuation of $3,800,000.
Dividends:	The holders of the Preferred Stock shall be entitled to pro rata in any dividends paid on the Common Stock on an as-if-converted basis. Dividends are payable only when, as and if declared by the Board of Directors
Liquidation Preference:	In the event of any liquidation or winding up of the Company, the holders of Preferred Shares shall be entitled to receive in preference to the holders of the Common Stock a per share amount equal to the greater of: (i) lX preference of the Original Purchase Price plus any declared but unpaid dividends or (ii) the amount such holder would have received had the shares of Preferred Stock been converted into Common Stock immediately prior to the liquidation or winding up (the **"Liquidation Preference").** After the payment of the Liquidation Preference to the holders of the Preferred Shares, the remaining assets of the Company shall be distributed to the holders of the Common Stock on a pro-rata basis. A consolidation, merger, acquisition, sale of voting control or sale of all or substantially all of the assets of the Company in which the stockholders of the Company do not own a majority of the outstanding shares of the surviving corporation shall be deemed to be a liquidation or winding up for purposes of the Liquidation Preference.
Conversion:	The initial conversion rate shall be 1:1, subject to adjustment as provided below. The Preferred Shares shall be automatically converted into Common Stock (i) if the holders of at least a majority of the outstanding Preferred Shares consent to such conversion or (ii) upon the closing of additional equity investments of more than $3,000,000 (a "Qualified Financing").
Board of Directors:	The size of the Company's Board of Directors shall be set at five (5) with a current composition of three (3) directors. The Board is currently being comprised of Sean Fahey, Chris Kerzich, and Joe Marcello as representatives of the Common Stock.

Conversion Price Adjustments: The conversion price of the Preferred Stock shall be subject to broad-based weighted average anti-dilution protection (with customary exceptions) to reduce dilution in the event that the Company issues additional equity securities at a purchase price less than the applicable conversion price..

No Voting Rights: The Preferred Shares will not have voting rights until such time as the Preferred Stock is converted into Common Stock and not as a separate class except as specifically provided herein or as otherwise required by law. Upon conversion, each share of Preferred Stock shall have a number of votes equal to the number of shares of Common Stock then issuable upon conversion of such share of Preferred Stock..

Protective Provisions: Without waiving any other voting rights, the consent of holders of at least a majority of the Preferred Stock shall be required for any significant amendment to the Company's Articles of Incorporation which adversely and materially affects the rights, preferences or privileges of the Preferred Stock.

Investor Rights: Upon the closing of an additional financing round pursuant to which the company grants customary investors rights, the holders of Preferred Shares shall be made parties to any investors rights agreement (or similar agreement providing for information, voting, registration, preemptive or similar rights); provided that, each Preferred Stock Holder must execute such agreement and be subject to the terms of such agreement in the same manner as other investors and such right shall terminate following the company's closing of additional equity investments of more than $3,000,000 (a "Qualified Financing")

Information Rights: The Company shall provide in a reasonable timeframe to provide each Investor with annual financial statements.

Right of First Refusal: Holders of Preferred Stock shall have the right in the event the Company proposes to offer equity securities to any person (other than securities issued to employees, officers and directors of the Company, securities issued pursuant to a merger or acquisition, securities issued in connection with an equipment leasing or debt financing, securities issued pursuant to a registration statement, or securities issued in connection with strategic transactions) to purchase their pro rata portion of such shares. Each Investor's pro rata portion shall be calculated by dividing the outstanding shares of Preferred Shares held by such investor by the total number of shares outstanding on a fully-diluted basis. Such right of first refusal will terminate upon a Qualified IPO or upon an acquisition, merger or consolidation of the Company and may be waived, modified or terminated on behalf of all Preferred Shareholders by a majority in interest of the Preferred Shareholders. Such right may be terminated, waived or modified in any manner by a majority of the holders of the outstanding Preferred Shares and shall terminate following a Qualified Financing.

Expenses

Each party shall pay their own fees and expenses. The investment shall be made pursuant to a subscription agreement and other documentation reasonably acceptable to the Company and the Investors. The term sheet is not legally binding on any parties and is subject to the satisfactory completion of due diligence and the execution of mutually agreed upon definitive documents.

What it means to be a Minority Holder

In our Company, the class and voting structure of our stock has the effect of concentrating voting control with a few people, specifically the founders along with a small number of shareholders. As a result, these few people collectively have the ability to make all major decisions regarding the Company. As a minority holder of the Company's Common Shares, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors , changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will increase, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Preferred Shares offered by WindowMirror are restricted securities under the Securities Act of 1933 (the "Securities Act"), and under applicable state securities laws. Investors should be prepared to hold such securities for an indefinite period. The Seed Round Preferred Stock Shares may not be resold unless they are subsequently registered under the Securities Act and applicable state securities laws or exemptions from such registration requirements exist. There is currently no public market for any of WindowMirror's securities. There is no assurance that a holder of WindowMirror's Seed Round Preferred Stock Shares who wishes to find a buyer will readily be able to do so. It may be difficult to set a price for the Seed Round Preferred Stock Shares (or the Common Shares into which they are convertible) in the absence of a public market. Each Investor in the Seed Round Preferred Stock Shares will also be bound by the Shareholder Agreement, which contains restrictions on the transfer of the Common and Preferred Shares of the Company, including in some circumstances a right of first refusal to purchase the Seed Round Preferred Stock Shares by the Company.

Transferability of securities

For a year, the securities can only be resold:
- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 30, 2018.

By: /s/ Sean Fahey

Chief Executive Officer

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements
Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition Results of Operation
We have not yet generated any revenues and do not anticipate doing so until we have completed the building and delivery of product, which we do not anticipate occurring until August, 2019. Based on our forecast, with the liquidity of the minimum raise amount, we were able to operate lean for 12 months without revenue generation.

Financial Milestones

With plans to launch Butterfly in July, 2018. With a free version of the application, the WindowMirror leadership team, and partners are poised to dive into a fully immersive scaling round while we simultaneously launch the NKTR cryptocurrency and ecosystem. We will be agile, going from beta through the launch, to testnet, decentralized app, to crypto-economy; maintaining flexibility, being prepared to overcome obstacles, accelerated. With a new product/service will come a new support system; starting off with a focus in the United States, evaluating scalability in terms of use-case cultures, frequency, geography, technology enhancement, data touch-points, allowing leadership to learn more about the spectrum of end users. The team plans to gain insight; like what features are being used the most, where are we getting more traction/users and why? These types of observations when aggregated, and combined with feedback from users result in dynamic organic scalability; what works/doesn't, and where the WindowMirror team can focus their future efforts to create greater value thus increasing user engagement.

Liquidity and Capital Resources
The Company is currently generating operating losses and requires the

continued infusion of new capital to continue business operations. If the company is successful in this next offering, we will likely seek to continue to raise capital under Reg CF, equity or debt issuances, or any other method available to the company.

Competitive sources of mobile, social, and healthcare applications gendered on conversational UX technology as new entrants will enter the market to develop technology and services that compete directly with WindowMirror and its products and services. Considering extensive and on-going research efforts, rapid technological progress, and intensive analysis of competition, success will be dependent on engaging our target markets and key demographics in an effective way while seeking to expand into new and diverse creative cultures. Current and future competitors may have substantially greater financial, technological, research and development, marketing and sales, and personnel resources than WindowMirror. In addition, new technologies and the expansion of existing technologies may increase competitive pressures on WindowMirror and its management. Increased competition may result in reduced revenues and operating margins for the Company. But our ethos and value proposition to seek collaborative decentralized ecosystems opens up a cache of new and exciting economies of scope that scale directly proportional to shared trajectory and understanding of the emerging decentralized movement, and the underlying culture, technologies and good actors.

WindowMirror expects that its revenues in the foreseeable future will be derived primarily as Subscription as a Service, and in expanded scope and trajectory by professional healthcare providers, insurance companies, pharmaceutical companies, colleges and universities, and Governments, seeking a peer to peer exchange of aggregated data sets cultivated through our diverse NKTR ecosystem through Butterfly's person-centered approach and core data protection and exchange value proposition. Operating results may fluctuate substantially due to delays in development and user engagement. These delays can be caused by many factors including prolonged development, testing and procurement timeframes, market penetration, sales, and budget reductions, and changes in regulation.

WindowMirror will need significant financing to continue developing and commercializing its products and services. Subject to the low raise awarded in our previous equity crowd funding campaign on the StartEngine platform, and in lieu of only reserving 14,380 shares during that equity crowd funding campaign, the Company cannot be certain as to how many of the Preferred Shares offered hereunder will be sold outside of the round in 2018. Depending upon the timing and amount of revenue growth and the amount raised in this next offering, the Company will likely need to raise funds additional to those raised until it reaches its projected breakeven point and an adequate working capital reserve.

Unanticipated events may increase the amount of funding needed by the Company. In addition, as WindowMirror has a no revenue history and has not yet finished the development of the application that will generate revenues for the Company, it is difficult to predict when it may achieve a breakeven point and additional financing may be needed if the Company cannot achieve a breakeven point as projected. There can be no assurance that the Company will be able to raise all of the funds it is targeting for developing its business. If WindowMirror cannot raise necessary funds, the Company may not be able to expand its operations, develop its technology, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements, which could negatively impact WindowMirror's business, operating results and financial condition. A failure to raise capital when needed may also force the Company to curtail or cease its operations.

Indebtedness

To fund our existing projects and to finance our working capital requirements, we have entered into a loan agreements with independent investors in the form of convertible notes as "friends and family". We set forth a summary of the material terms and conditions of these loans.

Recent Offerings of Securities: A list of recent offings is included in our 2017 statement.

Valuation: We have not undertaken any efforts to produce a valuation of the Company, only estimate. The price of the shares merely reflects the opinion of the board as to what would be fair market value.

Exhibit A

FINANCIAL STATEMENTS

WindowMirror Inc.

An Illinois Corporation

Financial Statements (Unaudited) December 31, 2017

I, Joe Marcello, Financial Advisor of WindowMirror Inc., an Illinois Corporation, hereby certify that the financial statements of WindowMirror Inc. and notes thereto for the periods ending December 31, 2017 included in this Form C-AR statement are true and complete in all material respects.

IN WITNESS THEROF, this Principal Executive Officer's Financial Statement Certification has been executed as of 4/30/2018.



Financial Advisor



CEO

WindowMirror Inc. Balance Sheet (unaudited)
As of December 31, 2017

	2016	2017
ASSETS		
Current Assets:	0	0
Cash and Cash Equivalents		
Total Current Assets		
TOTAL ASSETS	0	0
LIABILITIES AND STOCKHOLDER EQUITY (DEFICIENCY)		
Liabilities:		
Current Liabilities:		
Due to Related Party	$7,302.29	$5,000.00
Total Liabilities	$7,302.29	$38,202.00
Stockholders' Equity (Deficiency):		
Common Stock, (price) par	$1.00	$1.00
Additional Paid-in Capital	$30,999.00	$33,202.00
Accumulated Deficit	$-38,302.29	$-38,203.00
Total Stockholders' Equity (Deficiency)	0	$-5,001.00

TOTAL LIABILITIES AND STOCKHOLDER EQUITY (DEFICIENCY)   0   0

WindowMirror Inc. Statement of Operations (unaudited)
For the period December 31, 2017

	2016	2017
Net Revenues	0	0
Costs of Net Revenues		
Gross Profit	0	0
Operating Expenses:		
General & Administrative	$7,302.29	$38,202.00
Total Operating Expenses		
Loss from Operations	0	0
Provision for Income Taxes	0	0
Net Loss	**$-7,302.29**	**$-38,202.00**

WindowMirror Inc. Statement of Cash Flows (Unaudited)
For the period December 31, 2017

	2016	2017
Cash Flows from Operating Activities		
Net Loss	($7,302.29)	$38,203.00
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Increase/(Decrease) in accounts payable		
Increase/(Decrease) in overdrawn cash		
Net Cash Used in Operating Activities		
Cash Flows From Financing Activities		
Capital Contributions	$7,302.29	$38,203.00
Net Cash Provided by Financing Activities		
Net Change in Cash	$0	$0
Cash at Beginning of Period	$0	$0
Cash at End of Period	$0	$0

WindowMirror Inc. Balance Sheet (unaudited)
As of December 31, 2016

	2015	2016
ASSETS		
Current Assets:	0	0
Cash and Cash Equivalents		
Total Current Assets		
TOTAL ASSETS	0	0
LIABILITIES AND STOCKHOLDER EQUITY (DEFICIENCY)		
Liabilities:		
Current Liabilities:		
Due to Related Party	0	$7,302.29
Total Liabilities	0	$7,302.29
Stockholders' Equity (Deficiency):		
Common Stock, (price) par	$1.00	$1.00
Additional Paid-in Capital	$30,999.00	$30,999.00
Accumulated Deficit	$-31,000.00	$-38,302.29
Total Stockholders' Equity (Deficiency)	0	$-7,302.29
TOTAL LIABILITIES AND STOCKHOLDER EQUITY (DEFICIENCY)	0	0

WindowMirror Inc. Statement of Operations (unaudited)
For the period December 31, 2016

	2015	2016
Net Revenues	0	0
Costs of Net Revenues		
Gross Profit	0	0
Operating Expenses:		
General & Administrative	$31,000.00	$7,302.29
Total Operating Expenses		
Loss from Operations	0	0
Provision for Income Taxes	0	0
Net Loss	**$-31,000.00**	**$-7,302.29**

WindowMirror Inc. Statement of Cash Flows (Unaudited)
For the period December 31, 2016

	2015	2016
Cash Flows from Operating Activities		
Net Loss	($31,000.00)	($7,302.29)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Increase/(Decrease) in accounts payable		
Increase/(Decrease) in overdrawn cash		
Net Cash Used in Operating Activities		
Cash Flows From Financing Activities		
Capital Contributions	$31,000	$7,302.29
Net Cash Provided by Financing Activities		
Net Change in Cash	$0	$0
Cash at Beginning of Period	$0	$0
Cash at End of Period	$0	$0

WindowMirror Inc. Statement of Changes in Stockholders' Equity (Deficiency) (Unaudited)

Table 1-1

	Preferred Shares	Preferred $	Common Stock Shares	Common Stock $	Additional Paid in Capital	Accumulated Deficit
12/31/14			1,000,000	$1	$999	
Sale of Common Stock					$25,000	
2015 NET LOSS						($31,000.00)
Capital Contribution					$5999.00	
12/31/15			1,000,000	$1	$30,999.00	($31,000.00)
2016 NET LOSS						
						($7302.29)
12/31/16	ZERO	ZERO	1,000,000	$1	$30,999.00	($38,302.29)
	ZERO	ZERO	1,000,000	$1	$33,202.00	
					$5,000	($38,202.00)
12/31/17						($76,504.29)

WindowMirror Inc. Notes to Financial Statements (unaudited) As of December 31, 2017

NOTE 1: NATURE OF OPERATIONS

WindowMirror Inc. (the "Company"), is a corporation organized August 2014 under the laws of the State of Illinois. The Company is involved with Butterfly person-centered mobile content creation platform experience which includes software development, UX development, platform design, and back end development.

As of December 31, 2017, the Company has not commenced planned principle operations nor generated revenue. The Company's activities since inception have consisted of formation activities and preparations to raise capital, develop prototypes, web design, legal, and travel related to development and investor relations and board acquisition. Once the Company commences its planned principle operations it will insure significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to execute the companies planned operations or failing to profitable operate the business.

No other costs have been incurred in 2017.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date.

Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company.   Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1
- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level2
- Include other inputs that are directly or indirectly observable in the marketplace.

Level3
- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2017 and 2016. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from B to B and B to C sales when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counter-party has been reached or the counter-parties performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and State of Illinois jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority. ["all periods since inception" should be changed if the company has been in business longer than 3 years. Generally the Company will only be open to examination for tax returns filed in the past 3 years. If the company is under examination/audit, change the last sentence accordingly. Add Notes for inventory, PP&E, Accrued Liabilities, Debt (traditional or convertible) if additional detail is needed. If the Company has debt, you will likely need a note for such and thus the example includes some typical language.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3-DEBT

To fund our existing projects and to finance our working capital requirements, we have entered into a loan agreement with independent investors in the form of a convertible notes set forth a summary of the material terms and conditions of these loans.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. [Add commitments for leases longer than 1 year.]

Table 1

WindowMirror 2018/19, Projected			
Development			$120,000.00
Labor	$12,000.00	x12	$144,000.00
Back End Infrastructure			$12,000.00
Web/Dev Languages			$30,000.00
Office rental	$1,500.00	x12	$18,000.00
Telecom/Telephone/IT	$500.00	x12	$6,000.00
Accounting and Legal			$60,000.00
Insurance			$14,000.00
Cable/Utilities	$1,000.00	x12	$12,000.00
Meals and Entertainment	$500.00	x12	$6,000.00
Travel	$3,000.00	x12	$36,000.00
Office Supplies			$12,000.00
Misc./Other			$10,000.00
Marketing/PR	$20,000.00		$80,000.00
Consultancy	$10,000.00		$40,000.00
			$600,000.00

CERTIFICATION

I, Sean Fahey, Chief Executive Officer of WindowMirror Inc., hereby certify that the financial statements of WindowMirror Inc. included in this Report are true and complete in all material respects.

/Sean Fahey/

Sean Fahey
Chief Executive Officer